Mail Stop 7010

April 21, 2006

Via U.S. mail and facsimile

Mr. Brian R. Gamache
Chief Executive Officer
WMS Industries, Inc.
800 South Northpoint Boulevard
Waukegan, IL  60085

	RE:	WMS Industries, Inc.
Form 10-K for the fiscal year ended June 30, 2005
Form 10-Q for the fiscal quarters ended December 31, 2005 and September 30, 2005
		File No. 1-8300


Dear Mr. Gamache:

      We have reviewed your response letter dated April 11, 2006 and have the following additional comments. If you disagree, we will consider your explanation as to why our comments are inapplicable. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2005

Financial Statements

Statements of Operations, page F-5
1. We read your response to comment one from our letter dated
March
14, 2006 and have the following comments.

* Your response states you determined the cost to install a gaming machine is approximately 0.5% to 0.7% of the average sales price for a new gaming machine or approximately $50 to $75. However, these estimated costs appear low given your prior disclosure that installation costs increased approximately $1.0 million from fiscal
2004 to fiscal 2005. For each period presented, please tell us the total installation costs included in your results of operations and how such amounts correlate to these per machine estimated installation costs.

* Your response indicates that over the past two years your customers have been requesting that you perform installations more so than in previous years. Tell us the percentage of gaming machines sold or placed on a participation basis over the past three years that you installed for your customer.

* Your response states you do not meet the criteria included in paragraph 9 of EITF 00-21. It is unclear to us from your response how you reached this conclusion.
o You stated in your response that some jurisdictions prohibit you from performing the installations and that in these instances these installations may be performed by local unions. You also stated that certain of your customers may obtain third parties to perform the installations. It is therefore unclear to us why there is no third party evidence of fair value for the installation services. Refer to paragraph 16 of EITF 00-21.
o Your response states you do not meet the criteria included in paragraph 9(c) of EITF 00-21. However, given that your arrangements do not include a general right of return, this criterion would be not applicable to the company. Refer to Exhibit 00-21A.
Please reassess your evaluation of all the deliverables in your arrangements to determine whether they represent separate units of accounting. In this regard, please address also the applicability of
Example 3 of Exhibit 00-21B of EITF 00-21. In this regard, since you have previously provided installation services for your customers and you continue to provide such services on a more frequent basis, address why such installation services are not implied in your sales contracts. In this regard, the selling price that is quoted in your arrangements would be deemed inclusive of installation.




Statements of Cash Flows, page F-7
2. We read your response to comment two from our letter dated
March
14, 2006 and have the following comments.

* Your response states that with respect to the classification of used games (both sales for customer trade-ins and participation gaming machines) the predominant activity that should be examined in accordance with paragraph 24 of SFAS 95 is the sale of the used games. However, we do not believe the reclassification of gaming machines (whose purchases are reflected as an investing activity) to inventory prior to their sale as used games obviates the need to record the related cash inflows from their sale in a manner consistent with how you reflected their related cash outflows. Paragraph 24 of SFAS 95 indicates that the appropriate classification of cash flows should generally depend on the nature of the activity that is likely to be the predominant source of cash flows for the item. It is our understanding that the predominant source of your cash flows for your gaming operations machines is the leasing of these machines. Therefore, the proceeds from the sales of these machines should also be classified as an investing activity.

* Please amend your Form 10-K for the fiscal year ended June 30,
2005
to present cash flows from the sale of used gaming operations machines in investing activities rather than in operating activities in your statements of cash flows or demonstrate for us why such restatement is not material. Your assessment of materiality should be made in light of the guidance set forth in SAB 99. If the restatements are material, we remind to:
o Ensure your Item 9A disclosures includes the following:
o A discussion of the restatement and the facts and circumstances surrounding it,
o How the restatement impacted the CEO and CFO`s original conclusions regarding the effectiveness of the their disclosure controls and procedures,
o Address any changes to internal controls over financial reporting, and
o Address any anticipated changes to disclosure controls and procedures and/or internal controls over financial reporting to prevent future misstatements of a similar nature.





Notes to Financial Statements

Note 2: Principal Accounting Policies, page F-8

Revenue Recognition, page F-11
3. We note your revenue recognition accounting policy addresses your accounting when multiple deliverables are included under a sales contract. Please supplementally address for us the nature of these contracts.

*    *    *    *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      If you have any questions regarding these comments, please direct them to Meagan Caldwell, Staff Accountant, at (202) 551-
3754
or, in her absence, Jeanne Baker, Assistant Chief Accountant, at
(202) 551-3691.


							Sincerely,



							Rufus Decker
							Accounting Branch Chief


Mr. Brian R. Gamache
WMS Industries, Inc.
April 21, 2006
Page 1 of 4




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE